March 20, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 20, 2014, of ION Geophysical Corporation and are in agreement with the statements contained in the first through sixth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph of Item 4.01, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2013 consolidated financial statements.

/s/ Ernst & Young LLP